October 30, 2013

Mr. Gus Rodriguez

Accounting Branch Chief

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valley National Bancorp
Form 10-K for Fiscal Period Ended December 31, 2012
Response filed October 8, 2013
File No. 001-11277

Dear Mr. Rodriguez:

We are in receipt of your letter dated October 18, 2013 concerning the above captioned filing of Valley National Bancorp (or collectively with its subsidiaries referred to as “Valley”, “the Company”, “we”, “our” and “us”). We are pleased to respond to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the Comment Letter.

To facilitate your review, we have repeated your comment below in bold type, followed by our response.

Form 10-K for Fiscal Year Ended December 2012

Recent Acquisitions, page 4

1.

Please refer to your response to comment 1 of our September 25, 2013 letter. Based on the response, it appears that you considered the loan a preexisting relationship under ASC 805-10-55 at the acquisition date and that, because the loan was at market terms, there was no related accounting effect when you acquired State Bancorp, Inc. If that is true, please tell us how you were able to come to that determination considering that the loan and the repurchase of the preferred shares issued to the U.S. Treasury appear to have been contemplated by the merger agreement. Tell us how the negotiations for the acquisition and the purchase price would have been effected absent the loan and share repurchase. In your response, please reference the specific guidance relied on in determining the appropriate accounting for the loan at the acquisition date.

Company Response: Valley National Bancorp had previously been part of the US Treasury Tarp program during 2008-2010. As a result of having repaid the US Treasury the $300 million for its outstanding Preferred Stock, Valley did not wish to once again become a part of the program and therefore agreed that State Bancorp should redeem its $37 million before the transaction closed, thereby keeping Valley out of the TARP program. In order to accomplish this, Valley agreed to loan the principal to State so that State’s preferred stock would not be a part of the common stock transaction.

The negotiations included the above information about the repayment of the TARP, but was not part of the purchase price to common shareholders. Valley agreed to pay State’s Common Shareholders the consideration of $208 million which represented a fixed one-for-one exchange as discussed in our response of October 8, 2013 based upon the number of common shares outstanding. At no time was there ever a discussion about any consideration for the Preferred Stock outstanding to the US Treasury as they were paid principal and dividends in their entirety.

If the loan had not taken place, then Valley would have redeemed the TARP Preferred Stock, at par plus accrued dividend directly with the US Treasury and no consideration would have been paid to the common shareholders in lieu of the redemption of the TARP Preferred Stock.

We did review ASC 805-10-55 and determined that it was not applicable to the transaction as it implies that the loan/debt relationship existed before our preliminary merger discussions with State Bancorp. Although it is true that the loan and preferred stock redemption were contemplated by the merger agreement, no consideration was given to the common shareholders.

Thank you for consideration of our response. If you have any questions or require any additional information, please do not hesitate to contact me at 973-305-4003.

Very truly yours,

/s/ Alan D. Eskow

Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer